NEWS RELEASE ELD No. 14-02

TSX: ELD NYSE: EGO February 21, 2014

Eldorado Reports 2013 Year-End and Fourth Quarter

Financial and Operational Results

Adjusted net earnings: $0.01 per share - Q4; $0.27 per share - full year 2013

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, ("Eldorado" the "Company" or "we') is pleased to report on the Company's financial and operational results for the year ended December 31, 2013. Eldorado reported record gold production of 721,201 ounces at an average cash operating cost of $494 per ounce, compared to gold production of 656,324 ounces at an average cash operating cost of $483 per ounce for the year ended December 31, 2012. Adjusted net earnings1 for the year ended December 31, 2013 were $192.9 million, or $0.27 per share compared to adjusted net earnings of $327.4 million, or $0.48 per share for the year ended December 31, 2012, reflecting a 16% decline in gold prices year over year.

"The Company achieved record production of 721,201 ounces of gold in 2013 at $494 cash operating cost per ounce in line with our original guidance of 705,000 to 760,000 ounces of gold at cash operating costs of $515 to $530 per ounce. Steps taken by the Company mid-year, in light of a declining gold price, included rationalizing operating costs and focusing our capital resources on development projects that are expected to deliver near-term cash flows consistent with the Company's strategic plan" said Paul Wright, Chief Executive Officer of Eldorado.

2013 Overview

Key Consolidated Financial Information

•	At December 31, 2013 the Company recognized an impairment charge of $808.4 million, or $684.6 million, net of tax ($0.96 per share) related to Jinfeng and Eastern Dragon.
•	Loss attributable to shareholders of the Company was $653.3 million ($0.91 per share), compared to net profit attributable to shareholders of the Company of $305.3 million ($0.44 per share) in 2012.
•	Dividends paid were Cdn$0.12 per share (2012: Cdn$0.15 per share).
•	Liquidity was $998.9 million at year end, including $623.9 million in cash, cash equivalents, and term deposits, and $375.0 million in lines of credit (2012: $1,191.8 million of liquidity).

Key Performance Measures

•	Gold production of 721,201 ounces, including pre-commercial production from Olympias (2012: 656,324 ounces) increased 10% year over year.
•	Total cash costs averaged $551 per ounce (2012: $554 per ounce).

[1] Throughout this release we use cash operating cost per ounce, total cash costs per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 of our MD&A for an explanation and discussion of these non-IFRS measures.

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•	Gross profit from gold mining operations of $481.1 million fell 19% as compared to that of 2012 due to lower prices.
•	Adjusted net earnings of $192.9 million ($0.27 per share) were down 41% compared to adjusted net earnings of $327.4 million ($0.48 per share) in 2012.
•	Cash generated from operating activities before changes in non-cash working capital was $382.0 million (2012: $447.7 million).
•	Year end 2013 Proven and Probable gold reserves of 27.7 million ounces and Measured and Indicated gold resources of 36.4 million ounces.

Impairment Charge

As a result of the impairment testing we performed at the end of December 31, 2013, the Company concluded that the carrying values of Jinfeng and Eastern Dragon were impaired and an impairment loss of $808.4 million was recorded against the property, plant and equipment, and goodwill of these properties ($283.5 million associated with Jinfeng and $524.9 million associated with Eastern Dragon). A deferred income tax recovery of $123.8 million was also recorded related to the impairment charge and reflected as a reduction in tax expense on the income statement.

The Company assumed gold metal prices of $1,200 per ounce for 2014, and $1,300 per ounce long-term. Discounted cash flows were calculated using discount rates between 10% and 12% for Eastern Dragon (3% higher than previous years' impairment calculations) reflecting increased Chinese permitting risk.

Summarized Annual Financial Results

($millions except as noted)	2013	2012	2011
Revenues	1,124.0	1,147.5	1,103.7
Gold revenues	1,020.0	1,047.1	1,042.1
Gold sold (ounces)	725,095	625,394	658,919
Average realized gold price ($/ounce)	1,407	1,674	1,581
Average London spot gold price ($/ounce)	1,411	1,669	1,572
Cash operating costs ($/ounce)	494	483	405
Total cash costs ($/ounce)	551	554	472
Gross profit from gold mining operations	481.1	595.0	610.8
Adjusted net earnings	192.9	327.3	332.5
Net profit (loss) attributable to shareholders of the Company	(653.3)	305.3	318.7
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.91)	0.44	0.58
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(0.91)	0.44	0.58
Cash flow from operating activities before changes in non-cash working capital	382.0	447.7	502.1
Capital Spending – cash basis	482.0	426.2	272.8
Dividends paid – (Cdn$/share)	0.12	0.15	0.11
Cash, cash equivalents and term deposits	623.9	816.8	393.8
Total Assets	7,235.2	7,928.1	3,960.4
Total long-term financial liabilities(1)	670.3	662.9	63.2

(1) Includes long-term debt net of deferred financing costs, defined benefit liabilities, and asset retirement obligations.

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Review of Annual Financial Results

Gold sales volumes increased 16%, while total cash costs per ounce remained steady year over year. Gross profit from gold mining operations of $481.1 million fell 19% year over year as a result of a 16% drop in gold prices. Loss attributable to shareholders of the Company was $653.3 million, or $0.91 per share, compared to net profit attributable to shareholders of the Company of $305.3 million, or $0.44 per share in 2012. Adjusted net earnings were $192.9 million or $0.27 per share as compared with $327.3 million or $0.48 per share for 2012. The major items contributing to the loss attributable to shareholders of the Company were: 1) the $684.6 million impairment loss, net of tax, 2) a $125.2 million deferred income tax charge related to a change in the Greek income tax rate, 3) a $14.1 million impairment loss on investment in associates, and 4) a $13.8 million unrealized loss on foreign exchange translation of deferred income tax balances. Other factors that adversely impacted earnings year over year were an increase in interest and financing costs of $33.4 million related to senior notes issued by the Company in December 2012, and an increase in tax expense of $8.5 million related to withholding taxes on dividends paid by the Company's subsidiaries in China and Turkey to their parent companies.

Summarized Quarterly Financial Results

2013 ($millions except as noted)	Q1	Q2	Q3	Q4	2013
Revenues	338.1	266.9	287.3	231.7	1,124.0
Gold revenues	307.2	243.6	266.4	202.8	1,020.0
Gold sold (ounces)	189,346	176,260	199,117	160,372	725,095
Average realized gold price ($/ounce)	1,622	1,382	1,338	1,264	1,407
Cash operating costs ($/ounce)	505	478	472	526	494
Total cash costs ($/ounce)	567	536	528	577	551
Gross profit from gold mining operations	163.8	117.2	123.2	76.9	481.1
Net profit (loss) attributable to shareholders of the Company	(45.5)	43.3	36.4	(687.5)	(653.3)
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Dividends paid– (Cdn$/share)	0.07	-	0.05	-	0.12
Cash flow from operating activities before changes in non-cash working capital	139.9	84.9	104.8	52.4	382.0

Review of Quarterly Results

Loss attributable to shareholders of the Company for the quarter ended December 31, 2013 was $687.5 million, or $0.96 per share, compared to profit attributable to shareholders of the Company of $115.0 million, or $0.16 per share for the same period in 2012. The main factors that impacted earnings for the fourth quarter year over year were the impairment charge, net of taxes, of $684.6 million and lower gold revenues due to lower prices and volume.

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Operations Review and Outlook

Gold Operations

	2013	2012	2014 outlook (4)
Total Operating Gold Mines
Gold ounces produced (1)(2)	721,201	656,324	730,000 to 800,000
Cash operating costs ($ per ounce)	494	483	550 to 590
Total cash costs ($ per ounce)	551	554	600 to 640
All-in sustaining cash costs ($ per ounce) (5)	n/a	n/a	915 to 985
Sustaining capital expenditure (millions)	269.3	215.0	170.0
Kışladağ
Gold ounces produced	306,182	289,294	300,000 to 335,000
Cash operating costs ($ per ounce)	338	332	470 to 485
Total cash costs ($ per ounce)	358	361	490 to 505
Sustaining capital expenditure ($ millions)	145.3	104.9	70.0
Efemçukuru
Gold ounces produced (1)	90,818	66,870	90,000 to 100,000
Cash operating costs ($ per ounce)	580	583	575 to 590
Total cash costs ($ per ounce)	604	613	595 to 610
Sustaining capital expenditure (millions)	29.9	-	20.0
Tanjianshan
Gold ounces produced	101,451	110,611	95,000 to 100,000
Cash operating costs ($ per ounce)	415	415	450 to 465
Total cash costs ($ per ounce)	601	612	620 to 635
Sustaining capital expenditure (millions)	11.3	23.9	20.0
Jinfeng
Gold ounces produced	123,246	107,854	145,000 to 155,000
Cash operating costs ($ per ounce)	736	817	650 to 670
Total cash costs ($ per ounce)	823	901	730 to 750
Sustaining capital expenditure (millions)	54.0	59.0	35.0
White Mountain
Gold ounces produced	73,060	80,869	70,000 to 75,000
Cash operating costs ($ per ounce)	705	625	685 to 715
Total cash costs ($ per ounce)	745	671	720 to 750
Sustaining capital expenditure (millions)	28.8	27.2	25.0
Olympias
Gold ounces produced (2)	26,444	826	30,000 to 35,000
Cash operating costs ($ per ounce)	n/a	n/a	975 to 1050
Total cash costs ($ per ounce)	n/a	n/a	995 to 1070
Sustaining capital expenditure (millions) (3)	-	-	-

(1) Gold ounces produced at Efemcukuru in 2012 include 29,824 ounces of pre-commercial production. (2) Gold ounces produced at Olympias in 2012 & 2013 are all on a pre-commercial production basis. (3) Olympias development capital expenditure planned for 2014 is $60.0 million. (4) Outlook assumes the following metal prices: gold - $1,200 per ounce, silver - $22 per ounce. (5) All-in sustaining cash cost is a non-IFRS measure. Please see page 11 of our MD&A for an explanation and discussion of this non-IFRS measure.

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Annual Review – Operations

Kişladağ

Operating Data	2013	2012
Tonnes placed on pad	13,296,621	12,606,575
Average treated head grade (g/t Au)	1.12	1.20
Gold (ounces)
- Produced	306,182	289,294
- Sold	306,176	289,056
Cash operating costs (per ounce)	$338	$332
Total cash costs (per ounce)	$358	$361
Financial Data (millions)
Gold revenues	$430.9	$483.7
Depreciation and Depletion	$15.3	$11.9
Gross profit from mining operations	$302.9	$363.2
Sustaining capital expenditures	$145.3	$104.9

Gold production at Kişladağ in 2013 was 6% higher than in 2012 mainly as a result of an increase in oxide ore placed on the leach pad in 2013 as compared to 2012. Kisladag placed 5% more total tonnes on the leach pad compensating for a lower head grade than 2012. Cash operating costs were slightly higher year over year as a result of the increased volume of material placed on the pad, partly offset by lower Turkish lira denominated operating costs as a result of a decline in the value of the Turkish lira compared with the US dollar. Capital expenditures at Kişladağ in 2013 included costs related to the deferred Phase IV Mine Expansion project, capitalised waste stripping and other construction projects.

Efemçukuru

Operating Data	2013	2012
Tonnes Milled	413,513	352,156
Average Treated Head Grade (g/t Au)	8.87	9.26
Average Recovery Rate (to Concentrate)	93.3%	92.7%
Gold (ounces)
- Produced (including pre-commercial production in 2012)	90,818	66,870
- Sold	121,119	37,046
Cash operating costs (per ounce)	$580	$583
Total cash costs (per ounce)	$604	$613
Financial Data (millions)
Gold revenues	$171.1	$61.9
Depreciation and Depletion	$26.6	$6.8
Gross profit from mining operations	$68.4	$31.4
Sustaining capital expenditures	$29.9	-

Gold production at Efemcukuru increased over 2012 as the mine improved both the tailings processing and paste fill systems subsequent to the commencement of commercial production in November 2012. Ounces sold in 2013 included approximately 30,000 ounces from inventory at the end of 2012. Capital spending in 2013 included costs related to capitalized underground development, mobile equipment, surface infrastructure and process improvements.

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Tanjianshan

Operating Data	2013	2012
Tonnes Milled	1,064,058	1,056,847
Average Treated Head Grade (g/t Au)	3.47	3.67
Average Recovery Rate	82.2%	82.6%
Gold (ounces)
- Produced	101,451	110,611
- Sold	101,451	110,611
Cash operating costs (per ounce)	$415	$415
Total cash costs (per ounce)	$601	$612
Financial Data (millions)
Gold revenues	$143.5	$185.5
Depreciation and Depletion	$24.7	$26.2
Gross profit from mining operations	$56.5	$90.5
Sustaining capital expenditures	$11.3	$23.9

Gold production at Tanjianshan in 2013 was 8% lower than in 2012 mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Cash operating costs per ounce in 2013 were unchanged from the previous year mainly due to cost savings realised through process plant upgrades. Capital expenditures for the year included lining of tailings dam, process plant upgrades, and capitalized exploration costs as well as other sustaining capital.

Jinfeng

Operating Data	2013	2012
Tonnes Milled	1,412,548	1,422,794
Average Treated Head Grade (g/t Au)	3.24	2.65
Average Recovery Rate	85.4%	84.3%
Gold (ounces)
- Produced	123,246	107,854
- Sold	123,289	107,812
Cash operating costs (per ounce)	$736	$817
Total cash costs (per ounce)	$823	$901
Financial Data (millions)
Gold revenues	$171.1	$180.9
Depreciation and Depletion	$38.5	$28.7
Gross profit from mining operations	$31.0	$55.0
Sustaining capital expenditures	$54.0	$59.0

Gold production at Jinfeng in 2013 was 14% higher than in 2012 mainly as a result of the resumption of ore mining in the open pit from May 2013, after the completion of the open pit cutback. A total of 629,996 tonnes of ore was mined from the open pit in 2013 compared to 96,800 tonnes in 2012. Ore tonnes mined from underground increased 25% as two production levels were added to the underground operations. Cash operating costs per ounce were 10% lower in 2013 as compared to 2012 mainly due to an increase in the number of ounces produced. Capital expenditures for the year included capitalized underground development, process plant upgrades, tailings dam uplifts, and tailings thickening projects.

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White Mountain

Operating Data	2013	2012
Tonnes Milled	810,389	754,673
Average Treated Head Grade (g/t Au)	3.39	3.85
Average Recovery Rate	86.0%	86.3%
Gold (ounces)
- Produced	73,060	80,869
- Sold	73,060	80,869
Cash operating costs (per ounce)	$705	$625
Total cash costs (per ounce)	$745	$671
Financial Data (millions)
Gold revenues	$103.4	$135.1
Depreciation and Depletion	$26.4	$25.7
Gross profit from mining operations	$22.3	$54.9
Sustaining capital expenditures	$28.8	$27.2

Gold production at White Mountain in 2013 was below that of 2012 with lower average treated head grade partially offset by higher ore throughput. The increase in tonnes milled year over year was due to an increase in underground mining efficiency as a result of increased stope production and mine development. Cash operating costs per ounce were 13% higher in 2013 as a result of the decrease in head grade, and an increase in costs related to increased backfill and secondary development rates. Capital expenditures for the year included capitalized underground development, construction of a mobile maintenance workshop, acquisition of underground mobile equipment, upgrade of underground service facilities, capitalized exploration and construction of a tailing dam lift.

Stratoni

Operating Data	2013	2012
Tonnes ore processed (dry)	225,493	191,602
Pb grade (%)	6.3%	6.4%
Zn grade (%)	10.0%	10.0%
Tonnes of concentrate produced	59,626	50,680
Tonnes of concentrate sold	59,534	52,934
Average realized concentrate price (per tonne)	$850	$905
Cash Costs (per tonne of concentrate sold)	$757	$729
Financial Data (millions)
Concentrate revenues	$50.6	$47.9
Depreciation and Depletion	$10.2	$6.5
Gross profit from mining operations	($4.6)	$2.8
Sustaining capital expenditures	$4.0	$3.2

Lead/zinc concentrate production at Stratoni increased year over year as 2012 reflects production only from February 24, 2012, the date of the acquisition of European Goldfields Limited ("EGU"). Cash operating costs increased 4% year over year.

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Vila Nova

Operating Data	2013	2012
Tonnes Processed	812,003	710,909
Iron Ore Produced	700,857	613,780
Average Grade (% Fe)	63.1%	63.3%
Iron Ore Tonnes
- Sold	470,140	603,668
Average Realized Iron Ore Price	$99	$76
Cash Costs (per tonne produced)	$63	$60
Financial Data (millions)
Iron ore revenues	$46.4	$45.6
Depreciation and Depletion	$4.5	$5.3
Gross profit from mining operations	$12.3	$3.9
Sustaining capital expenditures	$4.8	$1.3

Vila Nova processed 14% more iron ore tonnes than the previous year at approximately the same grade. The higher production year over year was due to mechanical and operational adjustments made in the treatment plant as well as an increase in scheduled operating hours in order to improve plant productivity. Iron ore sales were 22% lower than in 2012 as a result of an incident that closed the Anglo-Ferrous port facility during the second quarter. Shipments of iron ore have been routed through the smaller capacity public port in Santana since the incident.

Annual Review – Development Projects

Kişladağ Phase IV Mine Expansion

The full Kisladag expansion was deferred during 2013 pending improvement in metal prices. The capital programme required to replace the existing mining fleet with larger loading and haulage equipment and electrification of the mine continued during the year. By year end most of the upgraded fleet was delivered and placed into operation.

Olympias

In 2013, the Olympias plant reprocessed 552,557 tonnes of tailings at a grade of 3.32 grams per tonne. Approximately 26,444 payable ounces of gold in concentrate were produced during the year and were treated as pre-commercial production for financial reporting purposes.

New development and underground refurbishment continued during 2013. Underground mining on Phase II is projected to begin in 2016. During 2013, approximately 1,076 metres of underground drifts were rehabilitated and 3,034 metres of new drifts were completed, including approximately 800 metres of advance on the main Stratoni-Olympias decline to the 1.4 kilometre mark, representing 18% completion of the planned 8.0 kilometre decline. Capital costs incurred in 2013 were $94.1 million.

Skouries

During 2013 a total of $51.5 million was spent on Skouries. The primary contractor was mobilized and site preparation commenced. The primary underground portal was completed and 324 metres of the decline was advanced. A review of the planned infrastructure, tailings facilities, and processing facilities was completed, culminating in modifications to support ongoing permitting, and assure adherence to the overall design criteria. An optimization study for the Skouries underground will commence in 2014.

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Certej

The year-end updated mineral resource for Certej resulted in an overall increase in Measured and Indicated ounces of 10%. A prefeasibility study was initiated to redefine the scope of the operation as well as address results from ongoing metallurgical test work aimed at maximizing gold recoveries. During 2013 a total of $22.8 million was spent on Certej, mainly on exploration drilling, geotechnical and metallurgical testing, road access work and engineering studies.

Perama Hill

During 2013 a total of $8.3 million was spent on Perama Hill including engineering and exploration drilling. Approval of the Environmental Impact Assessment is expected after the local and European Union elections scheduled for the second quarter of 2014.

Eastern Dragon

Eastern Dragon was placed on care and maintenance during 2013 pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits in good standing. Work continued on preparing the necessary paperwork to submit to the National Development and Reform Commission ("NDRC"), as well as determining the timeline for review and approval. Capital costs incurred at Eastern Dragon totalled $1.5 million.

Tocantinzinho

During 2013 a total of $5.5 million was spent on Tocantinzinho mainly on optimization of the capital and operating requirements in the feasibility study as well as on limited exploration activities. Field work was focused on environmental assessments and monitoring at the site, as well as support for the optimization work on the feasibility study.

Annual Review - Exploration

A total of $68.3 million (including capitalized evaluation costs) was spent on grassroots, advanced stage and minesite exploration activities during 2013. The exploration activities included drilling totalling approximately 128,000 metres and were conducted on 18 projects across Turkey, China, Brazil, Greece, and Romania.

Turkey

In Turkey, drilling programs were completed at our Efemcukuru mine site and at the Ardala/Salinbas joint venture project. At Efemcukuru, exploration drilling focussed on down-dip extensions of the Kestane Beleni vein, as well as resource drilling at the nearby Kokarpinar vein. Drilling at Ardala/Salinbas confirmed continuity of mineralization between epithermal (Salinbas) and gold-copper porphyry (Ardala) mineralized systems.

China

Brownfields exploration programs were completed at each of our three operating mines in China. At Tanjianshan, resource drilling focused on the Bridge and West Wall Zones within the Jinlongou pit, and on definition and step-out drilling just beneath the northern end of the Qinlongtan open pit. All of these target areas yielded high-grade intersections outside of existing resources.

At the White Mountain mine, exploration drilling included both underground testing of down-dip extensions of the main orebody, and surface drilling of the newly-recognized West Zone, immediately adjacent to the present deposit.

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At Jinfeng, underground resource drilling focused on step-outs along the known major mineralized fault zones (F2, F3, F6), gaps in the existing resource model, and new conceptual targets. The exploration drilling was successful in identifying mineralised splays sub-parallel to existing resources.

Limited drilling was completed on adjacent exploration licenses. The Company divested its interests in the Jingdu and Jinluo Exploration joint ventures, and in the Gaolu exploration license.

Brazil

In Brazil, exploration programs focused on drill-testing the optioned Chapadina project, on advancing our early-stage projects to drill-ready status, and on project generation activities.

Greece

In the Chalkidiki district, 12,000 metres of drilling was completed at the Piavitsa Project, consisting of step-out drilling over a 2.5 km strike length of the mineralized Stratoni Fault zone. At Olympias, an extensive drillcore-relogging and deposit interpretation program culminated in an updated resource model for the deposit. At Perama Hill, exploration activities focused on extending coverage of soil sampling programs, and on sterilization testing of areas of planned infrastructure.

Romania

Exploration activities in the Certej district focused on over 40,000 metres of infill and step-out drilling of the Certej deposit. Drilling programs were also completed on the Certej North prospect, and at the Muncel and Brad exploration license areas.

Reserves and Resources

Reserves at the end of 2013 totalled 27.7 million contained ounces of gold at an average grade of 1.17 g/t, compared with 25.8 million ounces of gold at an average grade of 1.14 g/t at the end of 2012.

Measured and Indicated resources at the end of 2013 totalled 36.4 million contained ounces of gold at an average grade of 1.04 g/t, compared with 36.3 million ounces of gold at an average grade of 1.02 g/t at the end of 2012.

A gold price of $1,250 per ounce was utilized for estimating reserves except for the Eastern Dragon, Tocantinzinho and Skouries underground projects which used $1,000 per ounce.

Complete mineral Reserve and Resource information including tonnes, grades and ounces as well as major assumptions and qualified persons responsible are shown in Tables 1 and 2.

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Table 1: Eldorado Gold Mineral Reserves, as of December 2013

Project	*Proven Mineral Reserves*			*Probable Mineral Reserves*			*Total Proven and Probable*		
Gold	**Tonnes**	**Au**	**In-situ Au**	**Tonnes**	**Au**	**In-situ Au**	**Tonnes**	**Au**	**In-situ Au**
	(x1000)	**g/t**	**ounces (x1000)**	**(x1000)**	**g/t**	**ounces (x1000)**	**(x1000)**	**g/t**	**ounces (x1000)**
Certej	20,441	1.91	1,255	26,543	1.41	1,203	46,984	1.63	2,458
Eastern Dragon	837	11.07	297	2,253	6.46	467	3,090	7.71	764
Efemcukuru	1,321	9.63	409	3,490	6.92	777	4,811	7.67	1,186
Jinfeng	5,715	4.12	758	9,882	3.85	1,222	15,597	3.95	1,980
Kisladag	86,915	0.86	2,402	344,584	0.64	7,145	431,499	0.69	9,547
Olympias	6,706	7.20	1,552	11,236	7.54	2,724	17,942	7.41	4,276
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	68,762	0.87	1,928	81,311	0.67	1,752	150,073	0.76	3,680
Tanjianshan	3,118	3.06	307	1,128	2.84	103	4,246	3.00	410
Tocantinzinho	17,735	1.39	792	31,315	1.17	1,183	49,050	1.25	1,975
White Mountain	4,320	2.56	355	1,327	2.87	122	5,647	2.63	477
TOTAL GOLD	**218,347**	**1.48**	**10,409**	**520,289**	**1.04**	**17,319**	**738,636**	**1.17**	**27,728**
Silver	**Tonnes**	**Ag**	**In-situ Ag**	**Tonnes**	**Ag**	**In-situ Ag**	**Tonnes**	**Ag**	**In-situ Ag**
	(x1000)	**g/t**	**ounces (x1000)**	**(x1000)**	**g/t**	**ounces (x1000)**	**(x1000)**	**g/t**	**ounces (x1000)**
Certej	20,441	10	6,283	26,543	12	9,967	46,984	11	16,250
Eastern Dragon	837	81	2,178	2,253	67	4,848	3,090	71	7,026
Olympias	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	763	172	4,219	371	176	2,099	1,134	173	6,318
TOTAL SILVER	**29,369**	**34**	**32,273**	**47,623**	**42**	**64,773**	**76,992**	**39**	**97,046**
Copper	**Tonnes**	**Cu**	**In-situ Cu**	**Tonnes**	**Cu**	**In-situ Cu**	**Tonnes**	**Cu**	**In-situ Cu**
	(x1000)	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**
Skouries	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767
TOTAL COPPER	**68,762**	**0.53**	**362**	**81,311**	**0.50**	**405**	**150,073**	**0.51**	**767**
Lead	**Tonnes**	**Pb**	**In-situ Pb**	**Tonnes**	**Pb**	**In-situ Pb**	**Tonnes**	**Pb**	**In-situ Pb**
	(x1000)	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**
Olympias	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693
Stratoni	763	6.5	50	371	6.5	24	1,134	6.5	74
TOTAL LEAD	**5,614**	**4.4**	**249**	**11,607**	**4.5**	**518**	**17,221**	**4.5**	**767**
Zinc	**Tonnes**	**Zn**	**In-situ Zn**	**Tonnes**	**Zn**	**In-situ Zn**	**Tonnes**	**Zn**	**In-situ Zn**
	(x1000)	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**	**(x1000)**	**%**	**tonnes (x1000)**
Olympias	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921
Stratoni	763	9.4	72	371	9.5	35	1,134	9.4	107
TOTAL ZINC	**5,614**	**5.7**	**319**	**11,607**	**6.1**	**709**	**17,221**	**6.0**	**1,028**
Iron	**Tonnes**	**Fe**		**Tonnes**	**Fe**		**Tonnes**	**Fe**	
	(x1000)	**%**		**(x1000)**	**%**		**(x1000)**	**%**	
Vila Nova	2,640	59.3		6,605	58.5		9,245	58.7	
TOTAL IRON	**2,640**	**59.3**		**6,605**	**58.5**		**9,245**	**58.7**

11

Notes on Mineral Resources and Reserves

1)	Mineral reserves and mineral resources are as of December 31, 2013
2)	Mineral reserves are included in the mineral resources.
3)	The mineral reserves and mineral resources are disclosed on a total project basis.
4)	The Olympias mineral reserves and mineral resources include 1.855 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au. These are added into the gold Proven reserve and Measured resource categories, respectively.

12

Mineral Reserve Notes

1)	Gold price used was $1250/oz except for Eastern Dragon, Tocantinzinho, and Skouries underground, projects which used $1000. Silver price was$16.50/oz; Copper price was $3.00/lb; Pb and Zn prices were $2,100/t and $1,900/t, respectively.
2)	Cut-off grades (gold g/t): Kisladag: 0.20 g/t oxide, 0.31 g/t sulphide; Efemcukuru: 3.5 g/t; Perama: 0.8 g/t; Tanjianshan: 1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition, 1.5 g/t 323 Pit; Jinfeng: 0.9 g/t open pit, 2.3g/t underground; White Mountain: 1.5 g/t; Eastern Dragon: 1.0 g/t open pit, 1.7g/t underground; Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide; Skouries: $10.00 NSR open pit, $24.87 NSR underground; Olympias: $76.00 NSR. Cut-off grade for Stratoni is based on a 16.85% Zn Equivalent grade (=Zn%+Pb%*1.48+Ag%*159). Cut-off grade for Certej is based on a 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.00811).
3)	Qualified Persons:

Richard Miller, P.Eng., Manager, Mining for the Company is responsible for the Kisladag, Tanjianshan, Tocantinzinho, Vila Nova Iron, Jinfeng open pit, Perama, Skouries open pit, and Certej reserves; Doug Jones (Registered Member - SME), Senior Vice President, Operations for the Company, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, Olympias, and Stratoni reserves; Norm Pitcher, P.Geo., President for the Company, is responsible for the Efemcukuru and Skouries underground reserves.

Mineral Resource Notes

1)	Cut-off grades (gold g/t): Kisladag: 0.25 g/t; Efemcukuru: 2.5 g/t; Perama: 0.5 g/t; Jinfeng: 0.7 g/t open pit, 2.0 g/t underground; Tanjianshan: 1.0 g/t; White Mountain: 1.0 g/t; Eastern Dragon: 1.0 g/t; Tocantinzinho: 0.3 g/t ; Certej: 0.7 g/t; Skouries: 0.20 g/t Au Equivalent grade open pit, 0.60 Au Equivalent grade underground (AuEQV=Au g/t + 1.6*Cu%); Piavitsa: 4.0 g/t. Resource cut-offs for Olympias and Stratoni are geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.
2)	Qualified Persons:

Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for all of the Company's mineral resources.

About Eldorado

Eldorado Gold is a Canadian low cost gold producer with over 20 years of experience building and operating gold mines in Europe, Asia and South America. We are dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where we operate.

Eldorado Gold Corporation's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

13

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

Chief Executive Officer

Conference Call

Eldorado will host a conference call on Friday, February 21, 2014 to discuss the 2013 Year-End Financial and Operating Results at 8:30am PT (11:30am ET ). You may participate in the conference call by dialling 416-340-2219 in Toronto or 1-866-225-0198 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold. The call will be available on Eldorado's website. www.eldoradogold.com. A replay of the call will be available until February28, 2014 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Passcode: 5235773

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company's 2013Year-End and Fourth Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

14

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's reports, including the Annual Information Form and Form 40-F dated March 28, 2013 and technical reports filed under the Company's name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

Fax: 604.687.4026

Email: nancyw@eldoradogold.com

Website: www.eldoradogold.com

15

ELDORADO GOLD
Q4 and Full Year 2013 Gold Production Highlights (in US$)

	First Quarter 2013	Second Quarter 2013	Third Quarter 2013	Fourth Quarter 2013	Fourth Quarter 2012	2013	2012
Gold Production
Ounces Sold	189,346	176,260	199,117	160,372	186,973	725,095	625,394
Ounces Produced[1]	163,768	183,971	204,620	168,842	190,530	721,201	656,324
Cash Operating Cost ($/oz)[2,4,5]	505	478	472	526	502	494	483
Total Cash Cost ($/oz)[3,4,5]	567	536	528	577	566	551	554
Realized Price ($/oz - sold)	1,622	1,382	1,338	1,264	1,696	1,407	1,674
Kişladağ Mine, Turkey
Ounces Sold	70,250	76,680	85,029	74,217	78,151	306,176	289,056
Ounces Produced	70,221	76,735	84,762	74,464	77,996	306,182	289,294
Tonnes to Pad	2,915,508	3,301,333	3,336,465	3,743,315	2,960,809	13,296,621	12,606,575
Grade (grams / tonne)	1.29	1.26	1.28	0.71	1.32	1.12	1.20
Cash Operating Cost ($/oz)[4,5]	334	327	324	370	324	338	332
Total Cash Cost ($/oz)[3,4,5]	359	348	343	384	353	358	361
Efemcukuru Mine, Turkey
Ounces Sold	50,291	25,187	26,410	19,231	37,046	121,119	37,046
Ounces Produced[1]	19,856	26,289	23,438	21,235	39,913	90,818	66,870
Tonnes Milled	86,879	109,349	105,641	111,644	92,600	413,513	352,156
Grade (grams / tonne)	8.47	9.28	8.50	9.13	9.27	8.87	9.26
Cash Operating Cost ($/oz)[4,5]	582	519	551	696	583	580	583
Total Cash Cost ($/oz)[3,4,5]	619	537	568	700	613	604	613
Tanjianshan Mine, China
Ounces Sold	26,207	27,938	28,179	19,127	25,679	101,451	110,611
Ounces Produced	26,207	27,938	28,179	19,127	25,679	101,451	110,611
Tonnes Milled	247,061	273,065	285,406	258,526	264,943	1,064,058	1,056,847
Grade (grams / tonne)	3.74	3.50	3.40	3.25	3.42	3.47	3.67
Cash Operating Cost ($/oz)[4,5]	442	398	377	458	427	415	415
Total Cash Cost ($/oz)[3,4,5]	636	577	557	655	632	601	612
Jinfeng Mine, China
Ounces Sold	21,683	28,993	40,212	32,401	21,149	123,289	107,812
Ounces Produced	21,742	28,889	40,212	32,403	21,168	123,246	107,854
Tonnes Milled	351,901	336,707	363,798	360,142	359,903	1,412,548	1,422,794
Grade (grams / tonne)	2.43	3.33	3.66	3.51	2.30	3.24	2.65
Cash Operating Cost ($/oz) [4,5]	832	757	684	719	986	736	817
Total Cash Cost ($/oz) [3,4,5]	930	845	767	801	1,088	823	901
White Mountain Mine, China
Ounces Sold	20,915	17,462	19,287	15,396	24,948	73,060	80,869
Ounces Produced	20,915	17,462	19,287	15,396	24,948	73,060	80,869
Tonnes Milled	198,934	203,033	209,581	198,841	198,407	810,389	754,673
Grade (grams / tonne)	3.80	3.25	3.28	3.23	4.34	3.39	3.85
Cash Operating Cost ($/oz) [4,5]	634	742	713	748	607	705	625
Total Cash Cost ($/oz) [3,4,5]	679	781	751	786	652	745	671
Olympias, Greece
Ounces Sold	-	-	-	-	-	-	-
Ounces Produced[1]	4,827	6,658	8,742	6,217	826	26,444	826
Tonnes Milled	89,112	116,972	185,012	161,461	28,331	552,557	28,331
Grade (grams / tonne)	3.97	3.80	3.19	2.78	5.07	3.32	5.07
Cash Operating Cost ($/oz)[4,5]	-	-	-	-	-	-	-
Total Cash Cost ($/oz)[3,4,5]	-	-	-	-	-	-	-

[1]	Ounces produced include pre-commercial production in Efemcukuru and Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
[5]	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.
16

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2013	December 31, 2012
		$	$
ASSETS
Current assets
Cash and cash equivalents	6	589,180	816,843
Term deposits		34,702	-
Restricted cash		262	241
Marketable securities		4,387	1,988
Accounts receivable and other	7	89,231	112,324
Inventories	8	244,042	220,766
		961,804	1,152,162
Investments in associate	9	10,949	27,949
Deferred income tax assets	17	997	3,149
Restricted assets and other	10	37,330	31,846
Defined benefit pension plan	16	13,484	4,571
Property, plant and equipment	11	5,684,382	5,868,742
Goodwill	12	526,296	839,710
		7,235,242	7,928,129
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	211,406	224,567
Current debt	14	16,402	10,341
		227,808	234,908
Debt	14	585,006	582,974
Asset retirement obligations	15	85,259	79,971
Deferred income tax liabilities	17	842,305	816,941
		1,740,378	1,714,794
Equity
Share capital	18	5,314,589	5,300,957
Treasury stock		(10,953)	(7,445)
Contributed surplus		78,557	65,382
Accumulated other comprehensive loss		(17,056)	(24,535)
Retained earnings (deficit)		(143,401)	594,876
Total equity attributable to shareholders of the Company		5,221,736	5,929,235
Attributable to non-controlling interests		273,128	284,100
		5,494,864	6,213,335
		7,235,242	7,928,129

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

Date of approval: February 20, 2014

The accompanying notes are an integral part of these consolidated financial statements.

17

For the year ended December 31	Note	2013	2012
		$	$
Revenue
Metal sales		1,123,992	1,147,541

Cost of sales
Production costs	26	481,892	427,946
Depreciation and amortization		149,068	113,529
		630,960	541,475
Gross profit		493,032	606,066

Exploration expenses		34,686	39,521
General and administrative expenses		68,291	70,135
Defined benefit pension plan expense	16	2,478	1,900
Share based payments	19	19,492	21,794
Acquisition costs	5	-	21,247
Impairment loss on property, plant and equipment and goodwill	11, 12	808,414	-
Foreign exchange loss (gain)		6,799	(2,780)
Operating profit (loss)		(447,128)	454,249

Loss on disposal of assets		830	509
Loss (gain) on marketable securities and other investments		2,421	(176)
Loss on investments in associates		1,285	5,627
Impairment loss on investment in associates	9	14,051	-
Other income		(6,201)	(6,870)
Asset retirement obligation accretion	15	1,337	1,842
Interest and financing costs	27	40,412	6,983
Writedown of assets		3,990	-

Profit (loss) before income tax		(505,253)	446,334
Income tax expense	17	144,362	128,276
Profit (loss) for the year		(649,615)	318,058

Attributable to:
Shareholders of the Company		(653,329)	305,302
Non-controlling interests		3,714	12,756
Profit (loss) for the year		(649,615)	318,058

Weighted average number of shares outstanding (thousands)	28
Basic		715,181	689,007
Diluted		715,181	690,669

Earnings per share attributable to shareholders of the Company:
Basic earnings (deficit) per share		(0.91)	0.44
Diluted earnings (deficit) per share		(0.91)	0.44

The accompanying notes are an integral part of these consolidated financial statements.

18

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2013	2012
		$	$

Profit (deficit) for the year		(649,615)	318,058
Other comprehensive gain (loss):
Change in fair value of available-for-sale financial assets		(1,258)	-
Realized gains on disposal of available-for-sale financial assets transferred to net income		(17)	(56)
Actuarial gains (losses) on defined benefit pension plans	16	8,754	(12,981)
Total other comprehensive gain (loss) for the year		7,479	(13,037)
Total comprehensive income (deficit) for the year		(642,136)	305,021

Attributable to:
Shareholders of the Company		(645,850)	292,265
Non-controlling interests		3,714	12,756
		(642,136)	305,021

The accompanying notes are an integral part of these consolidated financial statements.

19

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2013	2012
		$	$
Cash flows generated from (used in):			
Operating activities			
Profit for the year		(649,615)	318,058
Items not affecting cash			
Asset retirement obligation accretion		1,337	1,842
Depreciation and amortization		149,068	113,529
Unrealized foreign exchange loss (gain)		775	(1,072)
Deferred income tax expense (recovery)		27,516	(14,311)
Loss on disposal of assets		830	509
Loss on investment in associates		1,285	5,627
Impairment loss on investment in associates		14,051	-
Writedown of assets		3,990	-
Impairment loss on property, plant and equipment and goodwill		808,414	-
Loss (gain) on marketable securities and other investments		2,421	(176)
Share based payments		19,492	21,794
Defined benefit pension plan expense		2,478	1,900
		382,042	447,700
Changes in non-cash working capital	*20*	(25,669)	(152,472)
		356,373	295,228
Investing activities			
Net cash received on acquisition of subsidiary	*5*	-	18,789
Purchase of property, plant and equipment		(481,986)	(426,174)
Proceeds from the sale of property, plant and equipment		2,086	859
Proceeds on pre-production sales		24,877	54,705
Proceeds from the sale of marketable securities		2,025	1,270
Funding of non-registered supplemental retirement plan investments, net		-	14,486
Investments in associates		(6,357)	(14,768)
Increase on investment in term deposits		(34,702)	-
Decrease (increase) in restricted cash		(12)	55,149
		(494,069)	(295,684)
Financing activities			
Issuance of common shares for cash		7,003	22,145
Proceeds from contributions net of dispositions from non-controlling interest		2,321	-
Dividend paid to non-controlling interests		(13,281)	(9,399)
Dividend paid to shareholders		(84,948)	(93,142)
Purchase of treasury stock		(6,462)	(6,830)
Long-term and bank debt proceeds		15,977	650,000
Long-term and bank debt repayments		(10,354)	(120,430)
Loan financing costs		(223)	(18,808)
		(89,967)	423,536
Net increase (decrease) in cash and cash equivalents		(227,663)	423,080
Cash and cash equivalents - beginning of year		816,843	393,763
Cash and cash equivalents - end of year		589,180	816,843

The accompanying notes are an integral part of these consolidated financial statements.

20

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2013	2012
		$	$
Share capital			
Balance beginning of year		5,300,957	2,855,689
Shares issued upon exercise of share options, for cash		7,003	22,145
Transfer of contributed surplus on exercise of options		2,934	23,221
Shares issued on acquisition of European Goldfields Ltd.	5	-	2,380,140
Transfer of contributed surplus on exercise of deferred phantom units		3,695	19,762
Balance end of year		5,314,589	5,300,957
Treasury stock			
Balance beginning of year		(7,445)	(4,018)
Purchase of treasury stock		(6,462)	(6,830)
Shares redeemed upon exercise of restricted share units		2,954	3,403
Balance end of year		(10,953)	(7,445)
Contributed surplus			
Balance beginning of year		65,382	30,441
Share based payments		19,847	21,092
Shares redeemed upon exercise of restricted share units		(2,954)	(3,403)
Options issued on acquisition of European Goldfields Ltd.	5	-	31,130
Deferred phantom units granted on acquisition of European Goldfields Ltd.	5	-	29,105
Partial reversal of non-controlling interest acquired on buy-out		2,911	-
Transfer to share capital on exercise of options and deferred phantom units		(6,629)	(42,983)
Balance end of year		78,557	65,382
Accumulated other comprehensive loss			
Balance beginning of year		(24,535)	(10,069)
Other comprehensive loss for the year		7,479	(14,466)
Balance end of year		(17,056)	(24,535)
Retained earnings			
Balance beginning of year		594,876	382,716
Dividends paid		(84,948)	(93,142)
Profit attributable to shareholders of the Company		(653,329)	305,302
Balance end of year		(143,401)	594,876
Total equity attributable to shareholders of the Company		5,221,736	5,929,235
Non-controlling interests			
Balance beginning of year		284,100	56,487
Profit attributable to non-controlling interests		3,714	12,756
Dividends declared to non-controlling interests		(14,096)	(9,399)
Non-controlling interest acquired from European Goldfields Ltd.	5	-	224,256
Contributions net of dispositions		(590)	-
Balance end of year		273,128	284,100
Total equity		5,494,864	6,213,335

The accompanying notes are an integral part of these consolidated financial statements.

21